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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 19 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monarch Financial Corporation of America

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, 3rd Fl.
(No. and Street)

New York, (City) New York (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Deslonde 212-332-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.I.Grossman & Co., CPA's, LLC
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue, (Address) Union, (City) NJ (State) 07083 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Deslonde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monarch Financial Corporation of America, as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President - CEO

Title



Notary Public

JOHN T. MELVIN
Notary Public, State of New Jersey
No. 2047796
Qualified in Union County
Commission Expires May 3, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONARCH FINANCIAL CORPORATION OF AMERICA

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2003

WITH

INDEPENDENT AUDITORS' REPORT

MONARCH FINANCIAL CORPORATION OF AMERICA

TABLE OF CONTENTS

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, New York 10020

We have audited the accompanying balance sheet of Monarch Financial Corporation of America as at September 30, 2003, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Financial Corporation of America as at September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Co.
M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 7, 2003

046199M09.03S

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA
1496 Morris Avenue, Union, New Jersey 07083
Tel: (908) 687-7740 E-Mail: migcpa@CYBERNEX.NET Fax: (908) 686-6043

MONARCH FINANCIAL CORPORATION OF AMERICA
BALANCE SHEET
AS AT SEPTEMBER 30, 2003

ASSETS

Cash		$ 39,838
Market value of securities owned by firm		1,398,624
Secured demand notes		618,000
Commission receivable		93,310
Accrued interest receivable		5,375
Security deposit		2,400
Equipment, furniture and fixtures less accumulated depreciation of $231,168		33,183
Leasehold improvements less accumulated depreciation of $1,675		10,887
Other investments		20,100
Other receivable		15,977
Employees loan receivable		61,680
Prepaid expenses		17,478
Prepaid taxes		6,272
TOTAL ASSETS		$2,323,124

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities sold, not yet purchased, at market value		$ 560,797
Due to clearing organization		247,106
Interest payable		14,970
Payroll taxes payable		86,672
Accrued expenses		552,268
Pension plan payable		45,712
Income taxes payable		75
		1,507,600
Commitments		
Liabilities subordinated to claims of general creditors		618,000
Stockholder's equity:		
Common stock, no par value, 200 shares authorized, 200 issued and 200 outstanding	50,100	
Paid in capital	1	
Retained earnings	147,423	
Total stockholder's equity		197,524
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$2,323,124

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Revenues:		
Trading		$4,451,804
Commissions		1,536,899
Interest		313,560
Other		1,843,996
Total revenues		$8,146,259
General and Administrative expenses:		
Payroll	$4,409,786	
Payroll taxes	189,778	
Travel, entertainment and lodging	390,465	
Insurance	65,199	
Office supplies	51,927	
Telephone	157,438	
Professional fees	116,254	
Equipment rental	405,870	
Rent	309,188	
Postage	10,925	
Subscriptions	16,863	
Bank charges	7,348	
Registrations	20,046	
Advertising	1,768	
Miscellaneous	2,397	
Commissions	100,020	
Repairs	4,942	
Clearance Charges	1,261,703	
Lease expense	96,724	
Depreciation	28,371	
Exchange fees	66,290	
Membership fees	5,865	
Auto expense	26,399	
Donations	24,224	
Interest	86,043	
Health insurance	237,302	
Pension	20,000	
Gifts	6,405	
Seminars and education	3,376	
Regulatory fees	9,875	
Total general and administrative expenses		8,132,791
Income before income taxes		13,468
Income taxes		
Federal	0	
State and city	45,456	
Total income taxes		45,456
Net loss		$ (31,988)

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Cash flows from operating activities:		
Net loss		$ (31,988)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	28,371	
(Increase) decrease in:		
Market value of securities owned by firm	2,935,229	
Commissions receivable	983	
Accrued interest receivable	15,947	
Prepaid expenses	34,819	
Prepaid taxes	17,448	
Secured demand notes	23,000	
Other receivable	(13,288)	
Increase (decrease) in:		
Securities sold not yet purchased	1,616	
Payroll taxes payable	(114,456)	
Pension plan payable	(78,788)	
Accrued expenses	(122,105)	
Interest payable	(580)	
Other payable	(15,003)	
Income taxes payable	75	
Total adjustments		2,713,268
Net cash provided by operating activities		2,681,280
Cash flows from investing activities:		
Employee loans repaid	24,710	
Purchase of equipment	(15,235)	
Net cash provided by investing activities		9,475
Cash flows from financing activities:		
Money repaid to clearance organization	(2,783,618)	
Subordinated loans	(23,000)	
Repayment of paid-in capital	(132,213)	
Net cash used by financing activities		(2,938,831)
Net decrease in cash		(248,076)
Cash, beginning of year		287,914
Cash, end of year		$ 39,838

Supplemental disclosures of cash flow information	
Cash Paid for:	
Interest	$ 86,043
Income taxes	$ 28,000

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
SEPTEMBER 30, 2003

	Common Stock	Paid in Capital	Retained Earnings	Stockholders Equity
Balance, beginning of year	$ 50,100	$132,214	$179,411	$361,725
Paid in capital repaid	-0-	(132,213)	-0-	(132,213)
Net loss	-0-	-0-	(31,988)	(31,988)
Balance, end of year	$ 50,100	$ 1	$147,423	$197,524

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Balance - beginning of year	$641,000
Increases	247,000
Repayments	(270,000)
Balance - end of year	$618,000

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
NOTES TO FINANCIAL STATEMENT
AS AT SEPTEMBER 30, 2003

Note 1 - Summary of Significant Accounting Policies:

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

As at September 30, 2003, the Company was in compliance with all minimum net capital requirements.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the estimated useful lives of the related assets. The cost of major renewals or betterments that extend the useful lives of the property and equipment are capitalized as assets. General repairs and maintenance are charged to income when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ form those estimates.

Advertising Costs

The company expenses all advertising costs including direct response advertising costs as they are incurred. Total advertising costs for the year ended September 30, 2003 were $1,768.

Note 2 - Pension Plan

The company maintains a Simple IRA for full time employees. For 2003 the company matched 3% of the employees salary limited to an amount not greater than the employees directed salary reduction contribution up to a maximum of $8,000. The employer match recognized during the year ended September 30, 2003 is $20,000.

MONARCH FINANCIAL CORPORATION OF AMERICA
NOTES TO FINANCIAL STATEMENT
AS AT SEPTEMBER 30, 2003

Note 3 - Liabilities Subordinated to Claims of General Creditors

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the uniform net capital rule.

Note 4 - Commitments

The Company entered into a 120-month noncancellable operating office lease, effective March 2, 1998 at a monthly rental of $13,199.

The future minimum rent payments required under such noncancellable operating lease at September 30, 2003 is as follows:

Year Ending September 30,	Amount
2004	$179,231
2005	179,231
2006	179,231
2007	179,231
2008	74,680
Total minimum payments required	$791,604

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2003, the Company had net capital of $445,868 which, was $345,868 in excess of its minimum dollar net capital requirement of $100,000.

Note 6 - Litigation

The Company was named in a Class Action Suit in 1996. The Company has reached a settlement pending approval by the bankruptcy court of $112,000.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2003

Schedule 1

Total stockholders' equity		$ 197,524
Liabilities subordinated to claims of general creditors allowable in computation of net capital		618,000
Total capital and allowable subordinated liabilities		815,524
Less: Deductions and/or charges: Non-allowable assets		167,977
Net capital before haircuts on security positions		647,547
Less: Haircuts on securities:		
State and municipal government obligations	$ 82,527	
Stocks	64,810	
Options	187	
Undue concentrations	54,155	
		201,679
Net capital		445,868
Less: Greater of 6 2/3% of aggregate indebtedness or $100,000		100,000
REMAINDER: Net capital in excess of all requirements		$ 345,868

Aggregate indebtedness	$ 699,697	= 156.92%
Net capital	$ 445,868	

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $68. The difference was a result of year end closing adjustments which were not considered material.

See independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C3-3
AS AT SEPTEMBER 30, 2003

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through UBS Financial Services on a fully disclosed basis.

See independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities are adequate.

See independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d); 4
AS AT SEPTEMBER 30, 2003

Schedule 4

The computation of net capital per the audited financial statements as at September 30, 2003, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $68. The difference was a result of year-end closing adjustments and these are considered normal and ordinary in nature.

See independent auditors' report.

Certified Public Accountants
M. I. GROSSMAN & COMPANY, L.L.C.



INDEPENDENT AUDITOR'S REPORT


SEC MAIL PROCESSING
RECEIVED
NOV 19 2003
WASH. D.C.
188
SECTION

Board of Directors
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, New York 10020

We have audited the Focus Report Form X-17a-5 of Monarch Financial Corporation of America as of September 30, 2003 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 7, 2003

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA
1496 Morris Avenue, Union, New Jersey 07083
Tel: (908) 687-7740 E-Mail: migcpa@CYBERNEX.NET Fax: (908) 686-6043

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L. L. C.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, NY 10020

In planning and performing our audit of the financial statements of Monarch Financial Corporation of America for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: migcpa@CYBERNEX.NET Fax: (908) 686-6043

Certified Public Accountants
M. I. GROSSMAN & COMPANY, L.L.C.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 7, 2003